SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, November 6, 2015

To

Securities and Exchange Commission of Brazil (CVM)

Rua Cincinato Braga, 340

CEP: 01333-010

São Paulo – SP

Head office: Rua 7 de setembro, 111

CEP: 20050-901

Rio de Janeiro/RJ

Attn:  Nilza Maria Silva de Oliveira

Manager of Corporate Oversight-1

Ref.: Official Letter 447/2015/CVM/SEP/GEA-1

Dear Sir/Madam:

In response to Official Letter 447/2015/CVM/SEP/GEA-1 (“Official Letter”) dated Nov. 5, 2015, through which you request that Braskem S.A. (“Braskem” or “Company”) provide clarifications, as described below:

“Dear Officer,

This letter is in reference to the article published on the date hereof in the newspaper Valor Econômico, section Empresas, entitled: “State-run company negotiates trigger for naphtha agreement,” which includes the following statements:

Talks between Petrobras and Braskem on a new long-term supply agreement for naphtha, the industry's main feedstock, are moving towards the definition of a fixed percentage to be applied to the ARA market price of the feedstock, with the possibility of renegotiating purchase and sale terms if the price of the crude oil barrel falls below a certain fixed amount or exceeds the lower limit of the interval defined by the companies. At this time, as ascertained by Valor, the conversations are focusing precisely on defining said percentage and on establishing the crude oil barrel prices that will act as a trigger for a potential renegotiation during the duration of the new agreement.

1

According to a source with information on the negotiations, the state-run company defends that the index to be applied to the ARA naphtha price reference should not be lower than 100%. Meanwhile, Braskem launched discussions in 2013 to seek a reduction in costs, but faced with a prolonged impasse, began more recently to defend a percentage as close as possible to 100%. A flexible pricing formula presented previously by the petrochemical company, which established an interval for the percentage applied to the ARA naphtha price reference, including below 100%, was virtually discarded in view of Petrobras’ negative response.

Regarding the terms of the new agreement, although the government has signaled its plans for the companies to reach an agreement valid for up to 15 years, right now the most likely scenario is for the signing of a supply agreement with duration of five to ten years.

In view of the above, we request that you clarify if the statements are true and, if so, explain the reasons why the company believes they do not represent a material fact.”

In this regard, Braskem clarifies to the Market that:

(a) the article refers to negotiations to renew the naphtha supply agreement between Braskem and Petrobras;

(b) the topic was recently addressed in the Notice to the Market dated October 30, 2015, in which Braskem announced new amendments to the naphtha supply agreement effective until December 15th;

(c) as is public knowledge, the working group formed by representatives from Braskem, Petrobras and Brazil's federal government continue to negotiate the conditions for a long-term naphtha supply agreement;

(d) Braskem has been keeping the market informed of the progress of these negotiations in its quarterly earnings releases, which are filed at the CVM, as well as on its Investor Relations website; and

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(e) as soon as the negotiations for entering into a new long-term naphtha supply agreement are concluded, the market will be duly informed.

We remain at your disposal to provide any further clarifications.

Sincerely,

Mario Augusto da Silva
Chief Financial and Investor Relations Officer
Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.